UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. - )

ENDI Corp.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

29260K109

(CUSIP Number)

Steven L. Kiel

15 East 67th Street, 6th Floor

New York, NY 10065

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Offshore Master, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 683,309
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 683,309
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,309
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 683,309
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 683,309
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,309
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%
14.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven L. Kiel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 70,706
	8.	SHARED VOTING POWER 683,309
	9.	SOLE DISPOSITIVE POWER 70,706
	10.	SHARED DISPOSITIVE POWER 683,309

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,015
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.40%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. Security and Issuer.

This Schedule 13D is being filed with respect to shares of Class A Common Stock, par value $0.0001 per share, issued by ENDI Corp. (the “Issuer”) whose principal executive offices are at 2400 Old Brick Rd., Suite 115, Glen Allen, VA 23060.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly with respect to shares of the Issuer’s Class A Common Stock held by Arquitos Capital Offshore Master, Ltd., Arquitos Capital Management, LLC and Steven L. Kiel (collectively the “Reporting Persons”). Arquitos Capital Management, LLC acts as the general partner of Arquitos Capital Offshore Master, Ltd, and Steven L. Kiel is the Managing Member of Arquitos Capital Management, LLC and is deemed to have beneficial ownership over the Issuer’s shared of Class A Common Stock owned by Arquitos Capital Partners, LP.

(b) The business address for each of the Reporting Person is 15 East 67th Street, 6th Floor New York, NY 10065.

(c) Arquitos Capital Offshore Master, Ltd. is a private investment funds. See also Item 2(a), above.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he or it was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Arquitos Capital Offshore Master, Ltd. is a British Virgin Islands company limited by shares. Arquitos Capital Management, LLC is a Delaware limited liability company. Steven L. Kiel is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Arquitos Capital Partners, LP acquired the shares of Class A Common Stock in exchange for an equal number of common shares of Enterprise Diversified, Inc. in connection with the business combination completed on August 11, 2022 pursuant to an Agreement and Plan of Merger by and among the Issuer, Enterprise Diversified, Inc., Zelda Merger Sub 1, Inc., Zelda Merger Sub 2, LLC, CrossingBridge Advisors, LLC, and Cohanzick Management, LLC dated as of December 29, 2021. The shares of Enterprise Diversified, Inc. that were exchanged for the Issuer’s shares of Class A Common Stock being reported hereby were acquired by the Reporting Persons either in open market transactions or through private placements, and purchased using working capital or personal funds.

Item 4.  Purpose of Transaction.

Steven L. Kiel is a director of the Issuer and in such capacity is regularly in contact of the Issuer’s management and other members of its board of directors and significant shareholders.

The Reporting Persons acquired their shares of Class A Common Stock of the Issuer for investment purposes. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present board of directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the shares of Class A Common Stock of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares of Class A Common Stock of the Issuer that they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management, the board of directors and other shareholders of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) As of the time of this filing, Arquitos Capital Offshore Master, Ltd. and Arquitos Capital Management, LLC beneficially own 683,309 shares of the Issuer’s Class A Common Stock, or a 9.42% ownership interest of the Issuer’s Class A Common Stock, and have the sole power to vote or direct the vote of 683,309 shares of Class A Common Stock of the Issuer and the sole power to dispose or direct the disposition of 683,309 shares of Class A Common Stock of the Issuer. Steven L. Kiel has the sole power to vote or direct the vote of 70,706 shares of Class A Common Stock of the Issuer and the sole power to dispose or direct the disposition of 70,706 shares of Class A Common Stock of the Issuer, and the shared power to vote or direct the vote of 683,309 shares of Class A Common Stock of the Issuer and the shared power to dispose or direct the disposition of 683,309 shares of Class A Common Stock of the Issuer.

Except for the shares of Class A Common Stock of the Issuer exchanged pursuant to the Agreement and Plan of Merger, the Reporting Persons did not have any transactions in shares of the Class A Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2022

Arquitos Capital Offshore Master, Ltd.;

Arquitos Capital Management, LLC;

and Steven L. Kiel

/s/ Steven L. Kiel

Steven L. Kiel, as Managing Member and on
behalf of Arquitos Capital Management, LLC,
General Partner of Arquitos Capital Offshore Master, Ltd., and individually